HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Six Months Ended
	June 30,
	2016	2015
Earnings:
Income before taxes	$664	$625
Equity in earnings from unconsolidated affiliates	(11)	(13)
	653	612
Add:
Fixed charges	355	361
Distributed income of equity method investees	11	20
Subtract:
Interest capitalized	(2)	(2)
Earnings available for fixed charges	$1,017	$991

Fixed Charges:
Interest expense(1)	$286	$293
Interest capitalized	2	2
Estimated interest included in rent expense	67	66
Total Fixed Charges	$355	$361

Ratio of Earnings to Fixed Charges	2.9	2.7
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(1)    Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.